299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

September 24, 2019

Robert S. Littlepage

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Cardiff Lexington Corporation

Form 10-K for Fiscal Year Ended December 31, 2018

Filed April 16, 2019

Form 10-Q for Fiscal Quarters Ended June 30, 2019

Filed August 20, 2019

File No. 000-49709

Dear Mr. Littlepage:

We are in receipt of your letter dated September 3, 2019, addressed to Cardiff Lexington Corporation (the “Company”). In connection with the acquisition of the JM Enterprise 1 Inc., the Company will comply with the guidance of Rules 8-04 and 8-05 of Regulation S-X. The Company has hired an auditor and the auditor is near completion of its audit of JM Enterprise 1 Inc. The Company is hopeful that the audit will be completed and filed by October 4th, 2019. Upon completion of the audit, the Company will file a report on Form 8-K which contains the information required by Rules 8-04 and 8-05 of Regulation S-X.

Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate

J. Martin Tate, Esq.